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                                                                    EXHIBIT 99.1

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES IN THE FUTURE, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY AND OUR STOCK PRICE.

We incurred losses of $5.1 million during the fiscal year ended December 28, 1997, $12.5 million during the fiscal year ended December 27, 1998, $15.4 million during the fiscal year ended December 26, 1999, $6.3 million during the fiscal year ended December 31, 2000, $6.8 million during the fiscal year ended December 30, 2001 and $9.5 million during the 39 weeks ended September 29, 2002. Since inception, we had accumulated net losses of $57.6 million as of September 29, 2002. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependant upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses. Failure to achieve profitability, or maintain profitability if achieved, may have a material adverse effect on our business, our ability to implement our business strategy and our stock price.


There can be no assurance that we will be able to obtain additional financing, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations, dispose of assets, or seek extended payment terms from our vendors. Such events would materially and adversely affect our financial position and results of operations.


WE HAVE DEFERRED RENT PAYMENTS ON CERTAIN OF OUR LEASES AND PAYMENTS TO CERTAIN OF OUR SUPPLIERS. IF WE ARE UNABLE TO MEET OUR OBLIGATIONS TO THIRD PARTIES, WE MAY BE REQUIRED TO DISCONTINUE OUR OPERATIONS.

Due to limitations on capital, we have deferred rent payments on certain of our leases. We have also deferred payments to certain of our suppliers. If our landlords or our suppliers require payments in excess of our available capital, we may be required to close cafes, discontinue use of suppliers, limit our product offerings or cease operations altogether. Any such action by our landlords or suppliers may also cause an event of default under the terms of our debt financings or our other contractual relationships, or adversely affect our relationships with other third parties, all of which would adversely affect our operations.

IF WE ARE UNABLE TO COMPLETE OUR ANNOUNCED FINANCINGS IN THE IMMEDIATE FUTURE, ON TERMS FAVORABLE TO US, WE MAY BE REQUIRED TO DISCONTINUE OUR OPERATIONS.

We have announced that Flying Food Group or its affiliates (FFG) have purchased and may continue to purchase demand notes to fund our immediate capital needs and that we are seeking additional financing of up to a total of $5 to $6 million. The demand notes purchased to date have not been sufficient to meet our immediate capital needs. FFG has no contractual commitment to purchase additional demand notes and may require payment on the demand notes at any time. In addition, we may be unable to obtain additional financing on terms favorable to us, or at all. If we are unable to secure sufficient additional financing in the immediate future, through demand notes or otherwise, if FFG requires payment on the demand notes, or if other creditors require payments in excess of our available capital, we may be unable to make required payments and we may be required to cease operations.

IF WE ARE UNABLE TO COMPLETE OUR ANNOUNCED CENTRAL KITCHEN CLOSURES AND OUTSOURCE OUR CENTRAL KITCHEN FUNCTIONS ON TERMS FAVORABLE TO US, WE MAY BE UNABLE TO OBTAIN ADDITIONAL FINANCING AND OUR BUSINESS MAY BE HARMED.

We have announced that we intend to enter into a management services agreement with FFG pursuant to which we will close our central kitchens and outsource to FFG the production and assembly of substantially all of the food products previously made in our central kitchens. The timing and benefits of this transition will depend on a number of factors, many of which are outside our control, including the negotiation of a definitive agreement addressing such issues as menu, suppliers, price, production techniques, quality, safety, labor and distribution, closing of the central kitchens, including the transfer or sale of equipment, termination or transfer of staff and termination or sublease of the space, and transfer of the central kitchen functions to FFG, including hiring, training, production and assembly and coordination of functions. If we are unable to negotiate a definitive agreement on terms favorable to us, we may be unable to realize anticipated cost savings or to obtain additional financing from FFG or other investors. If we are unable to complete a smooth and efficient transition to outsourcing our kitchen functions, once an agreement has been signed, our retail operations, our financial results and our business may be harmed.

IF WE OUTSOURCE OUR CENTRAL KITCHEN FUNCTIONS, WE WILL BE SUBSTANTIALLY DEPENDENT UPON FLYING FOOD GROUP FOR THE SUPPLY, QUALITY, SAFETY AND COST OF OUR FOOD PRODUCTS.

If we complete the transition from central kitchens to outsourcing of food production, we are substantially dependent on FFG for the production and assembly of substantially all of our food products currently being produced by our central kitchens,


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including our salads and sandwiches. Any failure or delay by FFG to manufacture and assemble our food products, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We will have limited control over FFG, and we cannot assure you that we will be able to maintain satisfactory relationships with FFG on acceptable commercial terms. Nor can we assure you that FFG will continue to provide food products that meet our quality standards. Our agreement with FFG may permit FFG to terminate our relationship on short notice. If this relationship were to terminate unexpectedly, we may have difficulty obtaining manufacturing and assembling our food products, or obtaining adequate quantities of products, at the same quality at competitive prices in a timely fashion, which could limit our ability to adequately supply our cafes and could adversely affect our operating results. If we were unable to find another third party to product our food products on acceptable terms, we might be required to reestablish central kitchens or to discontinue our operations.

ANY DEFAULT IN THE REPAYMENT OF THE CONVERTIBLE NOTE HELD BY LAURUS MASTER FUND, LTD. COULD HAVE A MATERIAL AND ADVERSE AFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

Unpaid principal and accrued and unpaid interest on our convertible note is payable in 16 equal installments on the first business day of each calendar month, beginning on September 1, 2002. Interest only payments were payable prior to that date, monthly beginning July 18, 2002. Although the convertible note provides us with the option of making such payments by issuing shares, we are not permitted to make such payments in shares and are required to make such payments in cash if any of the following events occurs: (i) there fails to exist an effective resale registration statement with respect to the shares; (ii) such conversion of the note would result in the issuance pursuant to the note and associated warrants of more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002, unless the issuance of the shares is approved by our shareholders; or (iii) there occurs any event of default. The events of default under the convertible note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the Nasdaq Stock Market (unless our common stock is subsequently listed on the Nasdaq SmallCap Market, the OTC Bulletin Board or a national securities exchange), or failure to comply with the reporting, filing or other obligations of listing on such market. Assuming the note was converted on June 18, 2002 by the holder at the conversion price of $1.20, 1,041,667 shares representing 17.8% of the shares of common stock outstanding on June 18, 2002 would be issued. If we default on our obligations under the convertible note, if we fail to have a resale registration statement declared and maintained as effective with respect to the shares, or if the convertible note becomes exercisable for more than 1,163,614 shares, due to changes in our stock price, anti-dilution adjustments or otherwise, we may be required to immediately repay the outstanding principal amount of the convertible note and any accrued and unpaid interest. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay such amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we could not arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holder, as a secured party, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

WE MAY BE UNSUCCESSFUL IN DEVELOPING NEW PRODUCT LINES OR NEW DISTRIBUTION CHANNELS FOR OUR PRODUCTS, WHICH MAY HARM OUR BUSINESS.

We frequently review and evaluate new product lines and new distribution channels for our products. We may, however, be unable to successfully implement any new product lines or distribution channels after having dedicated considerable management time and financial resources to them. We are currently testing the sale of our food products through Starbuck's and are testing the sale of frozen panini sandwiches through Target. In the past, we distributed our products through Safeway, Ralph's and Dominick's grocery stores. We also developed a line of dinner foods for home meal replacement that was tested through one of our Seattle cafes. These attempts were unsuccessful and have been discontinued. Due to our decision to move our food preparation to FFG, we are reevaluating our grocery business and will be withdrawing from our test through Albertson's of fresh food with an extended shelf life. Inability to successfully develop new product lines or new distribution channels in the future could slow our growth and divert management's attention from other areas of our business.

OUR GROWTH STRATEGY REQUIRES US TO OPEN A SIGNIFICANT NUMBER OF NEW CAFES IN OUR EXISTING MARKETS. IF WE ARE NOT ABLE TO ACHIEVE THIS PLANNED EXPANSION, OUR BUSINESS MAY SUFFER AND WE MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.

The success of our growth strategy will depend in large part on our ability to open new cafes and to operate our cafes profitably. We do not currently plan to open additional cafes in 2002. In 2001 and 2002, we postponed certain cafe openings due to lower than expected office occupancy rates and poor market conditions in Seattle, San Francisco and Los Angeles. We cannot assure you that we will be able to achieve our current expansion goals, that we will operate profitably, or, if we do achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Any inability to achieve our expansion goals may adversely affect our financial results or stock price.


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The success of our planned expansion will depend upon numerous other factors, many of which are beyond our control, including our ability to:

        -       hire, train and retain qualified operating personnel;

        - identify and obtain suitable cafe sites at favorable lease terms;

        - timely develop new cafes, including our ability to obtain available construction materials and labor;

        -       manage construction and development costs of new cafes;

        - develop sufficient sales volumes through our cafes and other distribution channels to support our central kitchens;

        - secure required governmental approvals and permits, and comply with ongoing and changing regulatory requirements; and compete successfully in our markets.

In the past, we have closed cafes because they did not generate sufficient revenues and we cannot assure you that additional cafes will not be closed. For the past five quarters ended September 29, 2002, June 30, 2002, March 31, 2002, December 30, 2001 and September 30, 2001, our same-store sales have decreased compared to the quarterly periods for the prior year. If our same-store sales continue to decline or fail to sufficiently improve, we may be required to close additional cafes. The closing of a significant number of cafes or the failure to increase same-store sales could have an adverse impact on our reputation, operations and financial results.

WE MAY NOT BE SUCCESSFUL IN IMPLEMENTING OUR BUSINESS STRATEGY, WHICH WOULD IMPEDE OUR GROWTH AND OPERATING RESULTS.

Our business strategy is to focus our retail expansion on cafes in amenity locations (i.e., office buildings where the competition is limited or where we are the only food supplier), maintain our current cafe locations, and expand our box lunch and catering distribution capabilities to serve locations outside the core metropolitan areas in which we operate. Our ability to implement this business strategy depends on our ability to:

        -       identify and lease amenity locations suitable for new cafes;

        -       increase our brand recognition in our existing markets; and

        - manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

Any inability to implement our business strategy would have a material adverse impact on our operating results.

Any inability to manage our growth effectively could adversely affect our operating results.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. We have increased the number of our cafes from two cafes as of December 31, 1996 to 46 cafes currently and, subject to available funding, we anticipate opening new cafes in the future. Our existing cafe management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to expend funds to improve these systems, procedures and controls, which we expect will increase our operating expenses and capital requirements. In addition, we must effectively expand, train and manage our work force. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing systems, procedures and controls. In addition, we cannot assure you that we will be able to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth strategy. For any of these reasons, we could lose opportunities or overextend our resources, which could adversely affect our operating results.

IF WE ARE UNABLE TO CONTINUE LEASING OUR RETAIL LOCATIONS OR OBTAIN ACCEPTABLE LEASES FOR NEW CAFES, OUR BUSINESS MAY SUFFER.

All of our 46 cafe locations are on leased premises. If we are unable to renew our leases on acceptable terms, or if we are subject to substantial rent increases, our business could suffer. Because we compete with other retailers for cafe sites and



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because some landlords may grant exclusive rights to locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. Any inability to renew or obtain leases could increase our costs and adversely affect our operating results and brand-building strategy.

OUR RESTAURANT EXPANSION STRATEGY FOCUSES PRIMARILY ON FURTHER PENETRATION OF EXISTING MARKETS. THIS STRATEGY COULD CAUSE SALES IN SOME OF OUR EXISTING CAFES TO DECLINE.

In accordance with our expansion strategy, we intend to open new cafes primarily in our existing markets. Many of our cafes are situated in concentrated downtown areas. As a result, the presence of additional cafes in existing markets may result in diminished sales performance and customer counts for cafes near the area in which a new cafe opens, due to sales cannibalization.

TENANT TURNOVER AND VACANCIES IN OFFICE BUILDINGS WHERE OUR CAFES ARE LOCATED COULD CAUSE OUR CAFE SALES TO DECLINE.

Our business could suffer as a result of tenant turnover and vacancies. Many of our cafes are located in office buildings, and office workers are our target customers. Vacancies, tenant turnover or tenants with few office workers, especially in San Francisco and Seattle, have negatively impacted the operations of our cafes located in office buildings during the last five quarters due to the reduction in the number of potential customers in the building, and could continue to have a negative impact on our operations. The risk related to vacancies and tenant turnover is greater in office buildings with larger tenants, where the loss of a single tenant may have a greater impact on that cafe's sales.

IF ANY OF OUR CENTRAL KITCHENS WERE TO CLOSE FOR ANY REASON, WE WILL BE UNABLE TO SUPPLY OUR CAFES IN THAT GEOGRAPHIC MARKET AND OUR BUSINESS WILL SUFFER.

Our central kitchens produce or distribute substantially all of our food products for the cafes and wholesale accounts in their geographic regions, as well as all of the box lunches and catered platters in each region. If any of our central kitchens were to close for any reason, such as fire, natural disaster or failure to comply with government regulations, we would be unable to provide our food products in the areas served by the affected central kitchen. Our four existing central kitchens are geographically dispersed and none could supply another market if a central kitchen were to close. Any closure of a central kitchen, even for a short period of time, would have a material adverse effect on our operating results. If we outsource our food production to FFG, we will be subject to these same risks with respect to any closures of FFG's central kitchens in our four geographic markets. We may have no control over any such closures.

THE LOSS OF ONE OF OUR MAJOR WHOLESALE CUSTOMERS COULD NEGATIVELY IMPACT OUR RESULTS.

For the fiscal year ended December 30, 2001, approximately 29.0% of our revenue resulted from branded sales, which consists of box lunch, catering and vending, and wholesale and grocery sales. Our wholesale and grocery sales are made to a relatively small number of companies, including, for example, Quality Food Centers, Inc., a regional grocery store chain, and Tully's Coffee Corporation, a specialty coffee retailer. In 2001, Quality Food Centers accounted for 9% of our total revenue. Until Kozmo.com, Inc., an Internet-based consumer delivery service, ceased operations in April 2001, it was also a wholesale customer which accounted for 1.8% of our total sales in 2000 and approximately 1.0% of our total sales in the 13-week period ended April 1, 2001. We cannot assure you that the remainder of our major wholesale and grocery customers will continue to maintain accounts or that they will successfully maintain or expand their product offerings. Furthermore, we cannot assure you that our major wholesale customers will not exit our existing markets. The loss of any of our other major wholesale customers could harm our business.

WE ARE SUBSTANTIALLY DEPENDENT ON THIRD-PARTY SUPPLIERS AND DISTRIBUTORS AND THE LOSS OF ANY ONE OF THEM COULD HARM OUR OPERATING RESULTS.

We are substantially dependent on a small number of suppliers and distributors for our products, including suppliers of meat, breads and soups, and Sysco Distribution Services, which during June 2002 procured from our suppliers and delivered to us approximately 32% of our ingredients and packaging products. As of December 30, 2001, Pacific Coast Fruit Company provided approximately 6.6% of our total cost of food and packaging, while Stockpot, Inc. provided approximately 5.7%. Any failure or delay by any of these suppliers or distributors to deliver products to our central kitchens, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our relationships with our suppliers are generally governed by short-term contracts. If any of these relationships were to terminate unexpectedly, we may have difficulty obtaining adequate quantities of products of the same quality at competitive prices in a timely fashion,



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which could limit our product offerings or our ability to adequately supply our cafes and could adversely affect our operating results.

IF WE FAIL TO FURTHER DEVELOP AND MAINTAIN OUR BRAND, OUR BUSINESS COULD SUFFER.

We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. Subject to available funding, we intend to increase our marketing expenditures to create and maintain brand loyalty and increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase or maintain our revenues.

Our success in promoting and enhancing the BRIAZZ brand will also depend on our ability to provide customers with high-quality products and customer service. We cannot assure you that consumers will perceive our products as being of high quality. If they do not, the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

IF OUR CUSTOMERS DO NOT PERCEIVE PRE-PACKAGED SANDWICHES AND SALADS AS FRESH AND DESIRABLE, OR IF THEY WOULD PREFER MADE-TO-ORDER FOOD ITEMS, OUR OPERATING RESULTS WILL SUFFER.

Our business strategy focuses on pre-packaged food items. All of our salads and most of our sandwiches are prepared and assembled in our central kitchens and sold as pre-packaged items. Unlike delicatessens, our cafes generally do not add or omit specific ingredients to or from food items at the customer's request. If customers prefer custom prepared items over pre-packaged items, or if they do not perceive pre-packaged sandwiches and salads as fresh and desirable, we may be unsuccessful in attracting and retaining customers, causing our operating results to suffer.

OUR BUSINESS COULD BE HARMED BY LITIGATION OR PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH MAY CAUSE CUSTOMERS TO AVOID OUR PRODUCTS AND RESULT IN LIABILITIES.

Our business could be harmed by litigation or complaints from customers or government authorities relating to food quality, illness, injury or other health concerns or operating issues. Because we prepare most of our food products for each geographic market in a central kitchen, health concerns surrounding our food products, if raised, may adversely affect sales in all of our cafes in that market. Adverse publicity about such allegations may negatively affect our business, regardless of whether the allegations are true, by discouraging customers from buying our products. Because we emphasize the freshness and quality of our products, adverse publicity relating to food quality or similar concerns may affect us more than it would food service businesses that compete primarily on other factors. Such adverse publicity could damage our reputation and divert the attention of our management from other business concerns. We could also incur significant liabilities if a lawsuit or claim resulted in an adverse decision or in a settlement payment, and incur substantial litigation costs regardless of the outcome of such litigation. If we outsource our food production to FFG, we may be similarly affected by any litigation, complaints or publicity relating to FFG.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND COULD FALL BELOW EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, RESULTING IN A DECLINE IN OUR STOCK PRICE.

Our quarterly and yearly operating results have varied in the past, and we believe that our operating results will continue to vary in the future. For this reason, you should not rely on our operating results as indications of future performance. In future periods, our operating results may fall below the expectations of securities analysts and investors, causing the trading price of our common stock to fall. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations may cause significant decreases in our operating results from quarter to quarter, cause us to fail to meet the expectations of securities analysts and investors and result in a decline in our stock price.

OUR CAFES ARE CURRENTLY LOCATED IN FOUR GEOGRAPHIC MARKETS. AS A RESULT, WE ARE HIGHLY VULNERABLE TO NEGATIVE OCCURRENCES IN THOSE MARKETS.

We currently operate our cafes in Seattle, San Francisco, Chicago and Los Angeles. As a result, we are susceptible to adverse trends and economic conditions in these markets. Additionally, given our geographic concentration, negative publicity regarding any of our cafes, or other regional occurrences such as local strikes, earthquakes or other natural disasters, in these markets, may have a material adverse affect on our business and operations.

OUR FOOD PREPARATION AND PRESENTATION METHODS ARE NOT PROPRIETARY, AND THEREFORE COMPETITORS MAY BE ABLE TO COPY THEM, WHICH MAY HARM OUR BUSINESS.



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We consider our food preparation and presentation methods, including our food product packaging, box lunch packaging and design of the interior of our cafes, essential to the appeal of our products and brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register all trademarks or trade dress in connection with these features, and therefore cannot rely on the legal protections provided by trademark registration. Because we do not hold any patents for our preparation methods, it may be difficult for us to prevent competitors from copying our methods. If our competitors copy our preparation and presentation methods, the value of our brand may be diminished and our market share may decrease. In addition, competitors may be able to develop food preparation and presentation methods that are more appealing to consumers than our methods, which may also harm our business.

WE DEPEND ON THE EXPERTISE OF KEY PERSONNEL. IF ANY OF THESE INDIVIDUALS WERE TO LEAVE, OUR BUSINESS MAY SUFFER.

We are dependent to a large degree on the services of Victor D. Alhadeff, our Chairman of the Board and Chief Executive Officer, and C. William Vivian, our President and Chief Operating Officer and a director. Our operations may suffer if we were to lose the services of either of these individuals, either of whom could leave BRIAZZ at any time. In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for experienced management personnel have greater financial and other resources than we do.

ONE OF OUR CUSTOMERS ACCOUNTS FOR A SIGNIFICANT PORTION OF OUR ACCOUNTS RECEIVABLE BALANCE. THE FAILURE OF THIS CUSTOMER TO PAY ITS ACCOUNT MAY HARM OUR OPERATING RESULTS.

One of our customers, QFC, accounted for an aggregate of approximately 42.4% of our accounts receivable balance as of December 30, 2001. We anticipate that we will continue to extend credit to QFC and other customers. The failure of any one of these customers to pay its account, now or in the future, may harm our operating results.

RISKS RELATING TO OUR INDUSTRY

OUR OPERATIONS ARE SUSCEPTIBLE TO CHANGES IN FOOD AND SUPPLY COSTS, WHICH COULD ADVERSELY AFFECT OUR MARGINS.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies based upon current market prices. Various factors beyond our control, including, for example, governmental regulations, rising energy costs and adverse weather conditions, may cause our food and supply costs to increase. We cannot assure you that we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. Any failure to do so may adversely affect our operating results. If we outsource our food production to FFG, we may be reliant upon FFG to react to and mitigate these risks, over which we may have limited control.

IF WE FACE INCREASED LABOR COSTS OR LABOR SHORTAGES, OUR GROWTH AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

Labor is a primary component in the cost of operating our business. As of December 30, 2001, we employed 100 salaried and 350 hourly employees. We expend significant resources in recruiting and training our managers and employees. Employee turnover for fiscal 2001 was approximately 137% for hourly employees and 39% for salaried employees. If we face increased labor costs because of increases in competition for employees, the federal minimum wage or employee benefits costs (including costs associated with health insurance coverage), or unionization of our employees, our operating expenses will likely increase and our growth may be adversely affected. Additionally, any increases in employee turnover rates are likely to lead to additional recruiting and training costs.


Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including cafe managers and kitchen staff, to keep pace with our growth strategy. Qualified persons to fill these positions are in short supply in the markets in which we operate. Any inability to recruit and retain sufficient numbers of employees may delay or prevent the anticipated openings of new cafes or central kitchens.

COMPETITION IN OUR MARKETS MAY RESULT IN PRICE REDUCTIONS, REDUCED MARGINS OR THE INABILITY TO ACHIEVE MARKET ACCEPTANCE FOR OUR PRODUCTS.

The market for lunch and breakfast foods in the geographic markets where we operate is intensely competitive and constantly changing. We may be unable to compete successfully against our current and future competitors, which may result in pricing reductions, reduced margins and the inability to achieve market acceptance for our products.

Many businesses provide services similar to ours. Our competitors include sandwich shops, company cafeterias, delicatessens, pushcart vendors, fast food chains and catering companies. Pret a Manger has successfully executed a concept similar to ours in Great Britain and has opened 15 stores in New York City. In addition, during 2001 Pret a Manger announced that it had



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received a significant equity investment from McDonald's Corporation. Pret a
Manger may expand its operations to markets in which we operate or expect to enter and it may serve as a model for other competitors to enter into markets in which we operate or expect to enter. Many of our competitors have significantly more capital, research and development, manufacturing, distribution, marketing, human and other resources than we do. As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily than we can.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS, WHICH MAY ADVERSELY AFFECT OUR OPERATIONS.

We may be held liable or incur costs to settle liability claims if any of the food products we prepare or sell cause injury or are found unsuitable during preparation, sale or use. Although we currently maintain product liability insurance, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have adequate insurance coverage.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY CONSUMER SPENDING COULD NEGATIVELY IMPACT OUR RESULTS.

Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our cafes or away from our cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could harm our business.

INABILITY TO OBTAIN REGULATORY APPROVALS, OR TO COMPLY WITH ONGOING AND CHANGING REGULATORY REQUIREMENTS, FOR OUR CENTRAL KITCHENS OR CAFES COULD RESTRICT OUR BUSINESS AND OPERATIONS.

Our central kitchens and our cafes are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements and product labeling. We are also subject to license and permit requirements relating to health and safety, building and land use and environmental protection. If we encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements:

        -       the opening of new cafes or central kitchens could be delayed;

        - existing cafes or central kitchens could be closed temporarily or permanently; or

        -       our product offerings could be limited.

The occurrence of any of these problems could harm our operating results.

RISKS RELATING TO OUR SECURITIES

OUR DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT SHAREHOLDERS HOLD A SUBSTANTIAL PORTION OF OUR STOCK, WHICH MAY LEAD TO CONFLICTS WITH OTHER SHAREHOLDERS OVER CORPORATE GOVERNANCE.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock, including the holder of our convertible note, hold a substantial portion of our stock. These shareholders, acting together, and Victor D. Alhadeff, acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations. This control may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

CONVERSION OF OUR OUTSTANDING DEBT SECURITIES COULD SUBSTANTIALLY DILUTE YOUR INVESTMENT BECAUSE THE CONVERSION PRICES OF THOSE SECURITIES AND/OR THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THOSE SECURITIES ARE SUBJECT TO ADJUSTMENT.

We have issued and plan to issue in the future various securities that are convertible or exercisable at prices that are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. As of November 8, 2002, the closing price of a share of our common stock on the Nasdaq National Market was $0.87. The number of shares of common stock that these adjustable securities ultimately may be converted into or exercised for could prove to be greater than this amount if the market price of our common stock declines. You could, therefore, experience substantial dilution of your investment as a result of the conversion or exercise of our outstanding derivative securities.

The applicable conversion price of the $1.25 million note issued to Laurus Master Fund, Ltd. is variable and does not have a lower-limit; therefore the dilutive effect to our existing security holders is theoretically limitless. Conversely, because the variable conversion price of this note has an upper limit, an increase in the trading price of a share of our common stock will result in a limited benefit to existing security holders with respect to the conversion of this note. The following table sets forth the number of shares issuable upon conversion of the principal portion of the note based upon the indicated hypothetical trading prices, based on the initial conversion price of $1.20 per share and assuming that the note is converted at our election in accordance with the regular payment schedule:

                     HYPOTHETICAL
                     AVERAGE OF 5
                       LOWEST
  HYPOTHETICAL      CLOSING PRICES
AVERAGE VWAP FOR         FOR
LAST 11 TRADING     LAST 30 TRADING     CONVERSION          NUMBER OF SHARES     PERCENTAGE OF OUR
    DAYS(1)            DAYS(2)          PRICE(3)               ISSUABLE          COMMON STOCK(4)
    -------            -------          --------               --------          ---------------
     $2.00           $    1.80          $   1.20                1,041,667               15.1%
                     $    1.60          $   1.20                1,041,667               15.1%
     $1.50           $    1.30          $   1.20                1,041,667               15.1%
                     $    1.10          $   1.20                1,041,667               15.1%
     $1.00           $    0.80          $   0.68                1,838,236               23.9%
                     $    0.60          $   0.51                2,450,981               29.5%
     $0.50           $    0.40          $   0.34                3,676,471               38.6%
                     $    0.20          $   0.17                7,352,942               55.7%

(1) Hypothetical average daily volume weighted average (VWAP) of the common stock as reported by Bloomberg, L.P. on the Nasdaq National Market for the 11 trading days preceding a repayment date.

(2) Hypothetical average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(3) The initial conversion price is $1.20 per share. However, if the average VWAP of the common stock as reported by Bloomberg, L.P. on the principal trading market for our common stock for the 11 trading days preceding a repayment date is less than 125% of the conversion price, and we have elected to pay the monthly repayment amount in shares of our common stock, then the holder is permitted to convert the repayment amount into our common stock at a conversion price of 85% of the average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(4) Amounts are based on 5,847,310 shares of our common stock outstanding as of June 18, 2002, plus the corresponding number of shares issuable. The holder has contractually agreed to certain restrictions on the number of shares of common stock that may be issued upon conversion of the note.

In addition to the adjustments described in footnote (3) to the foregoing table, the initial conversion price of $1.20 per share is subject to downward adjustments:

        - on a "fully weighted average" basis, to adjust for the dilutive effect of any additional issuances of our securities prior to the conversion of the note at prices lower than the conversion price then in effect (subject to customary exclusions); and

        - in the event any event of default has occurred and is continuing under the note, in which case the conversion price shall be the lower of $1.20 or 70% of the average of the three lowest closing prices for the common stock as repost on the principal trading exchange of our common stock for the prior thirty trading days.

The foregoing adjustments to the conversion price of the note are cumulative.

As a result of conversions of the principal or interest portion of our convertible note and related sales of our common stock by the holder, the market price of our common stock could be depressed, thereby resulting in a significant increase in the number of shares issuable upon conversion of the principal and interest portions of the note. You could, therefore, experience substantial dilution of your investment as a result of the conversion of the principal or interest portions of our convertible debentures.

IF OUR SECURITY HOLDERS ENGAGE IN SHORT SALES OF OUR COMMON STOCK, INCLUDING SALES OF SHARES TO BE ISSUED UPON CONVERSION OF DEBT SECURITIES, THE PRICE OF OUR COMMON STOCK MAY DECLINE.

Selling short is a technique used by a shareholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. The decrease in market price would allow holders of our debt securities that have conversion prices based upon a discount on the market price of our common stock to convert their debt securities into or for an increased number of shares of our common stock. Further sales of common stock issued upon conversion of our debt securities could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. You could, therefore, experience a decline in the value of your investment as a result of short sales of our common stock.

OUR CURRENT FINANCING ARRANGEMENTS COULD PREVENT OUR COMMON STOCK FROM BEING LISTED ON NASDAQ OR OTHER PRINCIPAL MARKETS.

Nasdaq and other principal markets require that, to be eligible for inclusion in the stock market, a company's common stock have a specified minimum bid price per share. Convertible debt financings, especially those with variable conversion prices with low or no low-price limits, characteristically exert downward pressure on the market for a company's common stock. This pressure, if applied against the market for our common stock, may cause our common stock from to be delisted on Nasdaq or other principal markets due to low stock price.

THE AGGREGATE VALUE OF OUR PUBLIC FLOAT, OR THE SHARES OF OUR COMMON STOCK HELD BY NON-INSIDERS, AND THE MINIMUM BID PRICE OF OUR COMMON STOCK HAS RECENTLY NOT BEEN IN COMPLIANCE WITH NASDAQ'S CRITERIA FOR CONTINUED LISTING ON THE NASDAQ NATIONAL MARKET, AND WE MAY BE TRANSFERRED TO THE NASDAQ SMALLCAP MARKET OR DELISTED IF WE ARE UNABLE TO COMPLY.

Our common stock is quoted on the Nasdaq National Market. There are a number of continuing requirements that must be met in order for our common stock to remain eligible for quotation on the Nasdaq National Market or the Nasdaq SmallCap Market. The failure to meet the maintenance criteria in the future could result in the delisting of our common stock from Nasdaq. If our common stock were to be delisted, trading, if any, in the common stock may then continue to be conducted on the OTC Bulletin Board. As a result, an investor may find it more difficult to sell our common stock or to obtain accurate quotations as to the market value of our common stock. On August 6, 2002, we were notified by Nasdaq that we were out of compliance with the Nasdaq National Market rule that requires a Nasdaq National Market listed company maintain a $5.0 million minimum aggregate value for its shares held in public float. Nasdaq informed us that, if we were unable to regain compliance with the rule for a minimum of 10 consecutive trading days prior to November 5, 2002, unless we had applied and were accepted for listing on the Nasdaq Small Cap Market, we would be provided with written notification that our shares would be delisted. On November 6, 2002, we were notified by Nasdaq that we had not regained compliance with the rule and that our shares would be delisted at the opening of business on November 14, 2002. We have requested a hearing before a Nasdaq Listing Qualifications Panel to review Nasdaq's determination. We will continue to trade on the Nasdaq National Market pending the outcome of these proceedings. There can be no assurance that we will be able to regain compliance with Nasdaq's continued listing requirements, that the panel will grant our request for continued listing on the National Market. If we are unable to maintain our National Market position, we expect to apply for quotation on the Nasdaq SmallCap Market. We do not currently meet the SmallCap Market requirement that a company maintain a minimum bid price of $1.00; however, Nasdaq will as a matter of policy permit a company that has been delisted from the National Market to take advantage of the 180-day grace period provided by the SmallCap Market for regaining compliance with this rule, provided that the company meets the other requirements for continued listing on the SmallCap Market. On August 20, 2002, Nasdaq notified us that we did not comply with the minimum bid price requirement of $1.00. Nasdaq has informed us that if we began quotation on the SmallCap Market, we would have until February 18, 2003 to regain compliance with the rule unless a further grace period was available. There can be no assurance that we will be able to regain compliance with this requirement, or that any application made by us for quotation on the SmallCap Market will be accepted. If we are delisted from the National Market and are not accepted for quotation on the SmallCap Market, our shares may continue to trade on the Over-the-Counter Bulletin Board.

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OF FACTORS BEYOND OUR CONTROL, AND YOU MAY LOSE ALL OR A PART OF YOUR INVESTMENT.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

        - changes in securities analysts' recommendations or estimates of our financial performance;

        -       changes in market valuations of similar companies; and

        - announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.

OUR ARTICLES OF INCORPORATION, BYLAWS AND THE WASHINGTON BUSINESS CORPORATION ACT CONTAIN ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Provisions of our amended and restated articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

        - authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

        - prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

        - limiting the ability of shareholders to call special meetings of shareholders; and

        - prohibiting shareholder action by non-unanimous written consent and requiring all shareholder actions to be taken at a meeting of our shareholders.

In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our stock option plan may discourage, delay or prevent a change in control which you may favor.